U.S. Securities and Exchange Commission

                              Washington, DC 20549

                                   Form 12b-25

                           Notification of Late Filing

                            SEC file number 001-12756

(Check One)  [ ] Form 10-K and Form-10KSB  [ ] Transition report on Form 10-K
             [ ] Form 20-F                 [ ] Transition report on Form 20-F
             [ ] Form 11-K                 [ ] Transition report on Form 11-K
             [X] Form 10-Q and Form 10-QSB [ ] Transition report on Form 10-Q
             [ ] Form N-SAR                [ ] Transition report on Form N-SAR

For period ended: September 30, 1998      For the transition period ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A

Part I - Registrant Information

                        ROTARY POWER INTERNATIONAL, INC.
                 (Name of small business issuer in its charter)

                PO Box 128, Wood-Ridge, New Jersey     07075-0128
               (Address of principal executive offices) (Zip Code)


Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)    The reasons described in reasonable detail in Part III of
            the form could not be eliminated without unreasonable effort or expense.

[ ]  (b)    The subject annual report on Form 10-KSB will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ]  (c)    The accountant's statement or other exhibit required by
            Rule 12(b)-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why the Form 10-Q could not be filed within the prescribed time period:

A conversion to the Company's new computer system was incomplete. The accountant familiar with the prior system contracted a major illness. The costs of emergency solutions would have a significant negative impact on the Company's financial position. The Company has therefore implemented an interim accounting system for the remainder of 1998. These factors will cause some delay in the filing of the Company's quarterly report on Form 10-Q for September 30, 1998.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:

            Ken Brody
            President          973                  777-7373
              (Name)       (Area Code)         (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                  [X] Yes           [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                        ROTARY POWER INTERNATIONAL, INC.

has caused this notification to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 13, 1998                    By:  /s/ Ken Brody
                                                 ---------------------
                                                 Ken Brody, President


                                    ATTENTION

Intentional misstatements or omissions of fact constitute a Federal Criminal Violations (See 18 U.S.C. 1001)

Form 12b-25
Part IV - Item (3)

Explanation of anticipated change in results of operations from the corresponding period for the last fiscal year.

Results of operations are anticipated as follows:

                                       Three Months Ended September 30
                                       -------------------------------
                                                     1998         1997
                                                     ----         ----
                                              Anticipated       Actual
                                              -----------       ------
      Revenues                                   $503,000   $    3,303
      Cost of Revenue                             425,000      345,168
      Selling, General and Admin Exp              185,000      164,660
      Engineering Exp                                   -            -
      Other income (Expense)                    (150,000)    (228,924)
      Net Loss                                  (262,000)    (735,449)

During the quarter ended September 30, 1998, the Company's revenues were entirely from sales of assets related to its discontinued Mazda engine remanufacturing operations, including sales of a portion of the assets of its marine engine remanufacturing subsidiary, Rotary Power Marine, Inc. In the same quarter ended September 30, 1997, revenues were negligible and the Company's operations ceased until they were restarted in 1998. Restructuring the Company's finances, consolidating its manufacturing facilities, and reorganizing the Company's activities toward commercial engine sales and manufacture were the principal activities of the Company in the three months ended September 30, 1998.

In August, 1998, the wholly owned subsidiary, Rotary Power Marine, Inc., changed its name to EDrive Systems Corp to reflect its new thrust in the electric power control and generation business.